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CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

July 25, 2022

Re:	Nano Labs Ltd
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Nano Labs Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act, and its securities are listed on the Nasdaq Global Market under the symbol “NA” pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company’s registration statement on Form F-1 (File No. 333-265539) (the “IPO Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”) in connection with its initial public offering of its Class A ordinary shares was fully reviewed by the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on July 11, 2022. Please note that the disclosure in the Draft Registration Statement is substantially based on similar disclosure in the IPO Registration Statement. The Draft Registration Statement is submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following July 11, 2022, the effective date of the IPO Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission in respect of the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd
Bing Chen, Chief Financial Officer, Nano Labs Ltd
Danielle Bian, Partner, MaloneBailey, LLP
Stephanie Tang, Partner, Hogan Lovells

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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